Jordan K. Thomsen Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 973 802-4193 jordan.thomsen@prudential.com

August 26, 2015

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:     Pruco Life Insurance Company
Pruco Life Variable Universal Account (“National Version”)
Initial Registration Statement filed on Form N-6
File Nos. 811-05826 and 333-205092

Pruco Life Insurance Company of New Jersey
Pruco Life of New Jersey Variable Appreciable Account (“New York Version”)
Initial Registration Statement filed on Form N-6
File Nos. 811-03974 and 333-205093

Dear Ms. Samuel:

On June 19, 2015, Pruco Life Insurance Company (“Pruco Life”) and Pruco Life Insurance Company of New Jersey (“PLNJ”) (collectively, “the Company”, “we” or “our”) filed Registration Statements on Form N-6.  These filings consist of prospectuses for a new offering, the M PremierSM VUL Protector®, their related SAIs, Part Cs and other required exhibits (file nos. 333-205092 and 333-205093).

On August 18, 2015, we received comments from the Staff via e-mail.  We are now responding to those comments with this correspondence filing submitted via EDGAR.  Included herewith is a version of the Pruco Life Variable Universal Account registration statement, marked to show changes made in response to the Staff's comments.  We certify that identical changes will also be made to the Pruco Life of New Jersey Variable Appreciable Account version.

Comment  1: General
As currently drafted, several sections of the prospectus are confusing and difficult to understand because: (a) special terms are not always defined the first time they are used; (b) special terms are not capitalized consistently throughout the prospectus; (c) some special terms are not defined at all in the prospectus (e.g, “Account Value” in the first paragraph on page 14); and (d) the glossary located at the back of the prospectus does not include all of the defined terms. Please consider defining each special term the first time it is used in the prospectus and capitalizing each defined term.

Response 1:
To address the Staff’s concerns regarding terminology, we have revised the prospectus to ensure that all special terms are consistently capitalized and that the glossary contains all the defined terms.  As a matter of presentation and formatting, it is our opinion that the inclusion of a glossary provides greater benefit to the reader.  We have chosen not to define terms the first time they are used, because a strict application of that approach results in presenting definitions in awkward sections, such as the cover page.  We believe it is logical to discuss special terms and concepts in dedicated sections and provide definitions in the glossary as a convenient reference section for the reader.  After an initial reading, we would expect the policy owner to more frequently refer back to the prospectus to review isolated sections or features.  This purpose is best served by the inclusion of a glossary.
(a)	As stated above, we will define special terms in the glossary.
(b)	Special terms have been capitalized where appropriate.
(c)	All special terms are now defined.
(d)
The glossary contains special terms that are used across multiple sections.  There are instances where we use initial capitalization for a term, but that term is only used in a discrete section.  Examples of terms not included in the glossary are: “Affiliated Funds” and “Unaffiliated Funds” from “The Funds” section.  These terms are defined in the context of the discussion, however, we do not feel they merit additional placement within the glossary.

Comment 2: Cover
Please revise the Edgar class code so that it is identical to the name of the Contract shown on the cover page.

Response 2:
The Edgar class code has been changed to match the name of the Contract as shown on the cover page.

Comment 3: Summary of Charges and Expenses: Table 2 (Page 3)
Please clarify how the minimum and maximum charges for the Enhanced Disability Rider will be calculated. In particular, please explain what is meant by “plus extras” in the phrase “9% of the policy target premium plus extras.”

Response 3:
This disclosure has been amended to remove “plus extras” and replace it with “flat extras”.  “Flat extras” refer to the additional mortality fees for risks associated with certain health conditions, occupations, avocations, or aviation risks.  The Enhanced Disability Benefit Rider is the greater of (i) 9% of the limited no-lapse guarantee premium plus any additional mortality fees based on listed flat extras or (ii) the total of all monthly deductions.

Comment 4: Summary of the Contract (Page 5)

Comment 4(a): In the first paragraph of this section, please state that all material state variations of the contract are reflected in Appendix A.

Response 4(a):
Please note that this statement is made in the third to last sentence of the first paragraph in this section.

Comment 4(b):  Please state that premiums allocated to either the Fixed Rate Option or the Long Term Fixed Rate Option are placed in Pruco Life Insurance Company’s general account and subject to Pruco Life Insurance Company’s claims paying ability. In the New Jersey/New York Version, please include the same disclosure but replace the reference to Pruco Life Insurance Company with Pruco Life Insurance Company of New Jersey.

Response 4(b):
This disclosure is provided in the section entitled “The Fixed Rate and Long Term Fixed Rate Options”.

Comment 4(c): In the New Jersey/ New York Version, under the caption “Canceling the Contract (‘Free-Look’),” in the first paragraph on page 8, please conform the second sentence to that in the National Version (also on page 8) to clarify that if a Contract is surrendered during the free-look period, the owner “will receive the greater of (1) the Contract Fund (which includes any investment results) plus the amount of any charges that have been deducted or (2) all premium payments made (including premium payments made more than 10 days after the owner receives the Contract, less any applicable federal and state income tax withholding.” Please confirm, supplementally, that the free-look period is 10 days in New York and New Jersey.

Response 4(c):
We only issue the Pruco Life Insurance Company of New Jersey version of the product in New York.  As such, the free look provision reflects New York’s free look provision requirements.  The Pruco Life Insurance Company version is available in all other jurisdictions, as approved.

Comment 5:  Target Term Rider Summary (Page 5)
Please provide examples of the contract benefits that are not available if the Target Term Rider is selected.

Response 5:
The availability and restrictions are discussed in the “Target Term Rider” section in several bullet points under the heading “Other factors to consider are”.

Comment 6: Limited No-Lapse Guarantee Information and Rider to Provide Lapse Protection Information (Page 6)
Please state the additional charges, if any, for these benefits.

Response 6:
We have amended the text to reflect that there are no additional charges for these benefits.

Comment 7:  Allocation of Premium Payments (Page 6)

Comment 7(a): The first paragraph states that a contract holder may change the way in which subsequent premiums are allocated by giving written notice to a Service Office, provided the holder qualifies for and has not opted out of telephone transfer privileges. This disclosure appears in other areas of the prospectus (e.g., the second full paragraph on page 10). Please revise the paragraph to clarify how a contract holder may qualify for and exercise the “opt-out” feature. Please provide cross-references to other areas of the prospectus where the “opt-out” feature is disclosed (e.g., the third paragraph on page 40)

Response 7(a):
We have removed references to the “opt-out” feature as it does not apply to this product and we have amended the language to reflect that requests are subject to our “Good Order” requirements.

Comment 7(b): Please note that, once effective, a 485(a) filing must be made before any change to the required investment option during the free-look period or otherwise can be implemented. Supplementally, please explain the circumstances under which you anticipate making this change and the legal basis that would permit an allocation to an investment option other than the Money Market Account. Please also address this issue in the “Allocation of Premiums” section on pages 39-40.

Response 7(b):
The referenced sentence has been removed from both locations.  The Company acknowledges that if a new fund were to be designated for allocation of premiums during the free-look, the appropriate filings or requests would need to be made in advance of any change.  This sentence was initially included due to the Company’s uncertainty with respect to the impact of the recent money market fund reform to Rule 2a-7 of the Investment Company Act of 1940.

Comment 8: Decreasing Basic Insurance Amount (Page 7)
The maximum administrative charge ($25) that you may impose must be reflected in the fee table (even if you are not currently imposing that charge). Accordingly, please revise Table 1 of the fee table to reflect that this charge also applies when the Basic Insurance Amount is decreased.

Response 8:
We have renamed this fee in the table of policy charges from “Insurance Amount Change fee” to “Insurance Amount Decrease fee” for clarity.

Comment 9: Access to Contract Value (Page 7)
Instead of requiring that the owner use a “form that meets our needs” in order to surrender a Contract, please revise this sentence to be consistent with the “good order” requirement as defined in the Glossary. Please also address this issue in the section entitled “Changing the Type of Death Benefit” on pages 44-45 and elsewhere where you impose a requirement other than “good order.”

Response 9:
Conforming changes have been made to the referenced sections and wherever else appropriate.

Comment 10: Persistency Credit (Page 8)
Please disclose the parameters under which you will provide the persistency credit, rather than stating that you “may” provide the credit.

Response 10:
These parameters are disclosed in the “Persistency Credit” section.  Please see our response to Comment 28(a).

Comment 11: Contract Values Are Not Guaranteed (Page 8)
Please add disclosure that amounts invested in the Fixed Rate Option and the Long Term Fixed Rate Option are subject to the claims paying ability of Pruco Life Insurance Company. With respect to the New Jersey/New York Version, please include the same disclosure but reference Pruco Life Insurance Company of New Jersey in lieu of Pruco Life Insurance Company.

Response 11:
Please see our response to Comment 4(b)

Comment 12: Increase in Charges (Page 8)
Please confirm that you will supplement the prospectus to reflect any increase in the current fee before it is implemented.

Response 12:
We confirm.

Comment 13: Contract Lapse (Page 9)
In the last paragraph, please explain the conditions under which the Rider to Provide Lapse Protection will be reinstated, rather than stating that it “may be reinstated.” Why is the Rider not automatically reinstated?

Response 13:
The disclosure has been amended to state if the contract is reinstated the Rider to Provide Lapse Protection “will” be reinstated.

Comment 14:  Risk of Taking Withdrawals (Page 9)

Comment 14(a):  Please explain in plain English the impact of withdrawals on the Death Benefit, the Basic Insurance Amount and the amount of any reductions or other consequences.

Response 14(a):
The disclosure has been revised to describe the impact of withdrawals.

Comment 14(b): Please explain the amount of the surrender charges and confirm that this charge is reflected in the fee table.

Response 14(b):

A cross-reference to the “Surrender Charge” section has been included.  A table of sample surrender charges based on a representative insured is located in that section.  We confirm that the surrender charge is reflected in the table of policy charges.

Comment 15: The Pruco Life Variable Universal Account (Page 13)

Comment 15(a): In the second paragraph, change “its” to “our” account.

Response 15(a):
The suggested change was made.

Comment 15(b): In the fourth paragraph, please also add that the Fixed Rate Option and the Long Term Fixed Rate Option are subject to the company’s claims paying ability.

Response 15(b):
Please refer to our response to Comment 4(b).

Comment 16: Premium Based Administrative Charge (Page 22)
With respect to the last paragraph of this section, please confirm that the disclosure concerning the charge is accurate and current. Supplementally, please provide a citation to the “change in the Internal Revenue Code.”

Response 16:
We confirm that the disclosure concerning the charge is now accurate and current. The disclosure has been amended to remove the implication that there was a recent change in the Internal Revenue Code.  The change to the Internal Revenue Code occurred in 1990 as part of the Omnibus Budget Reconciliation Act of 1990 (P.L. 101-508).

Comment 17: Transaction Charges (Page 25)
Please confirm that all charges stated here are reflected in the fee table.

Response 17:
All charges are reflected in the fee table.  Where appropriate, we have made conforming disclosure changes to precisely link the charge discussions to the applicable charge in the table of policy charges.

Comment 18: Misstatement of Age or Sex (Page 27)
Please state whether these misstatements are subject to the two year incontestability limitation.

Response 18:
The disclosure has been amended to clarify that these misstatements are not restricted to the two year incontestability limitation.

Comment 19: Riders (Page 28-29)
Comment 19(a):  Please state whether any of these riders must be elected at issue.

Response 19(a):
The “Riders” section has been amended to reflect that only the Living Needs Benefit Rider can be elected after the policy has been issued.

Comment 19(b): Please confirm that any further material variations, arising from state reviews after the registration statement is effective, will be described in a 485(a) post-effective amendment before sales commence in that state. Please represent that all material state variations are reflected in Appendix A.

Response 19(b):
We will amend the registration statement to reflect any material state variations via a post-effective amendment filing before sales commence in that state.  We represent that all material state variations are reflected in Appendix A under the sections “Brief Description of the Contract” and “Rider” in the prospectus.

Comment 20:  Rider to Provide Lapse Protection (Page 29)

Comment 20(a): Please explain in plain English the sentence: “In later years, if the No-Lapse Contract Fund is less than a certain portion of the Contract Fund, we may increase the No-Lapse Contract Fund by some of the difference.”

Response 20(a):
The disclosure has been amended to provide a plain English explanation of how the No-Lapse Contract Fund may be increased.

Comment 20(b): In the second to last paragraph, please explain why “[i]f your Contract lapses, and you meet the requirements to reinstate it, the Rider to Provide Lapse Protection may also be reinstated.” Why isn’t the reinstatement automatic if the conditions to reinstatement are met?

Response 20(b):
The disclosure has been amended.  See our response to Comment 13.

Comment 21: Target Term Rider (Page 30)
Please state when this rider must be elected.

Response 21:
The introductory paragraph to the “Riders” section notes that the Target Term Rider must be elected at issue.

Comment 22: Living Needs Benefit Rider (Page 38)
Please explain your statement that “[n]o benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit.” How do you make this determination?

Response 22:
The Interstate Insurance Product Regulation Commission’s Additional Standards For Accelerated Death Benefits section 3.C(5) permits this language. It has been repeated here as part of our commitment to reflect all material provisions of the policy within the prospectus.  Also note that Connecticut does not permit this language, so a statement acknowledging this variation has been included in the “State Availability or Variation of Certain Features and Riders” appendix. We make the determination based on the policy owner’s responses to the Living Needs Benefit claim form, which ask for yes or no responses to the following questions: (1) Is the policy owner being required by a government agency to apply for the benefit, and (2) Is the policy owner being required by a creditor to apply for the benefit.

Comment 23: Requirement for Issuance of a Contract (Page 38)
Please clarify whether you are reserving the right to change the Basic Insurance Amount and/or the Target Term Rider coverage amount for prospectively issued contracts or existing contracts. We may have additional comments depending on the situation to which this reservation applies.

Response 23:
Since this right was reserved only for prospectively issued contracts, we have removed the sentence and acknowledge that any changes made to the Basic Insurance Amount or Target Term Rider coverage for prospectively issued contracts would only be done so pursuant to any required filing.  We did not intend this sentence to be a reservation of right to make changes in coverage on existing contracts.

Comment 24: Available Types of Premium (Page 39)
Please disclose the scenarios under a single premium arrangement which would cause the definition of life insurance test to be violated as noted in the second paragraph.

Response 24:
It would be difficult to address all scenarios, since each policy is analyzed based on a number of variable factors, including, among others, attained age, sex, and class.  The “Available Types of Premium” section contains a useful cross-reference to “Taxes” where the life insurance tests are discussed in detail.

Comment 25: Allocation of Premiums (Page 39)
Please explain why you are offering funds (investment options) which do not currently allow additional investments.

Response 25:
We’ve removed all occurrences of this statement.

Comment 26: Dollar Cost Averaging Program and Auto Balancing (Pages 42-43)
In the last paragraph of both sections, you “reserve the right to change this practice, modify the requirements, or discontinue the feature.” Please specify how much notice will be provided and what happens to amounts invested in each program following the event specified in the notice.

Response 26:
The disclosure has been amended to note that advance notice will be provided as soon as practical.  Amounts invested in each program would remain in the money market fund regardless of the change.  Any required supplement would be filed.

Comment 27: Types of Death Benefit (Page 44)
Please explain the circumstances under which withdrawals under Contracts with a Type A Death Benefit may result in a reduction of the Basic Insurance Amount.

Response 27:
The disclosure has been revised accordingly.

Comment 28: Persistency Credit (Page 46)

Comment 28(a): Instead of stating that you “may credit,” please revise the disclosure in this section to specify all the circumstances under which you will not apply the persistency credit.

Response 28(a):
The disclosure has been amended to note that the persistency credit will not apply to any Contract loan amount or if the policy has lapsed, defaulted, or if the Contract Fund is zero and the policy remains in-force under the Rider to Provide Lapse Protection.

Comment 28(b): Please specify how much notice will be provided prior to any modification or termination of the persistency credit as stated in the last sentence of this section.

Response 28(b):
Disclosure has been included to note that advanced notice will be provided.

Comment 29: Loans (Pages 46-47)
Please specify the circumstances under which there is protection against lapse if the Overloan Protection Rider is elected.

Response 29:
The circumstances are described in the “Overloan Protection Rider” section.

Comment 30: Statement of Additional Information
On the cover page, please replace the reference to “Variable Universal Life Insurance Contracts” with “An Individual Flexible Premium Variable Universal Life Insurance Contract” to conform to the description of the contract on the cover page of the prospectus.

Response 30:
The conforming change has been made.

Comment 31: Exhibits
Please note that copies of actual agreements rather than the “forms of” should be filed as Exhibits. See Rule 483.

Response 31:
Actual agreements will be filed or incorporated by reference in the Exhibits to Part C.

Comment 32: Financial Statements, Exhibits, and Other Information
Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response 32:
All required or missing disclosure will be included in our pre-effective amendment filing.

Comment 33: Tandy Comment
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
Notwithstanding our comments, in the event a registrant requests acceleration of the effective date of a pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
 should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
 the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff’s comments, the registrant’s changes to the disclosure in response to the staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and
 the registrant may not assert this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response 33:
Pursuant to Rule 461 under the Securities Act of 1933, Pruco Life Insurance Company, depositor for the registrant under the above-referenced registration statement, and Pruco Securities, LLC, principal underwriter for the registered securities, respectfully request acceleration of the above-referenced registration statement so that it becomes effective on September 14, 2015.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

•
the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff’s comments, the registrant’s changes to the disclosure in response to the staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

•	the registrant may not assert this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * *

Please feel free to contact me if you have any questions regarding these filings.  I can be reached at (973) 802-4193.

Very truly yours,

 /s/ Jordan K. Thomsen_

Jordan K. Thomsen
Vice President and Corporate Counsel